SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________ Commission file number 0-5151

A)	Full title of the plan and the address of the plan, if different from that of issuer named below:

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flexsteel Industries, Inc., P.O. Box 877, Dubuque, IA 52004-0877

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (Name of Plan)

Date: June 15, 2004	/s/ R. J. Klosterman R. J. Klosterman Executive Vice President of Operations and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan
Dubuque, Iowa

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the year ended December 31, 2003, the six-month period ended December 31, 2002, and the year ended June 30, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, the six-month period ended December 31, 2002, and the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

May 25, 2004

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES RETIREMENT
AND 401(k) PLAN
(PLAN #007 EIN: 42-0442319)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Cash	$202	$24,633
Investments:
Flexsteel Industries, Inc. common stock	2,956,208	2,547,693
Mutual fund	1,968,158
Common/collective trust fund	1,976,072
Other investments	43,693,768	37,502,946

	50,594,408	40,075,272

Employer contributions receivable	104,244	85,757
Employee contributions receivable	117,060	114,794

NET ASSETS AVAILABLE FOR BENEFITS	$50,815,712	$40,275,823

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES RETIREMENT
AND 401(k) PLAN
(PLAN #007 EIN: 42-0442319)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003, SIX-MONTH PERIOD ENDED DECEMBER 31, 2002,
AND YEAR ENDED JUNE 30, 2002

	Period Ended

	December 31, 2003 (12 Months)	December 31, 2002 (6 Months)	June 30, 2002 (12 Months)

ADDITIONS:
Employee contributions	$1,847,525	$835,178	$1,438,730
Employer contributions	1,353,015	649,727	218,546
Investment income	674,020	365,958	334,701
Net appreciation (depreciation) in fair value
of assets	7,206,547	(2,322,421)	(1,419,645)
Transfer from merged plan (Note 1)		21,699,452
Transfers from other plans (Note 1)	210,477	252,451
Receipt from demutualization (Note 4)			709,100

Total net additions	11,291,584	21,480,345	1,281,432

DISTRIBUTIONS AND EXPENSES	(751,695)	(1,226,025)	(582,031)

NET INCREASE	10,539,889	20,254,320	699,401

NET ASSETS AVAILABLE FOR BENEFITS--
Beginning of period	40,275,823	20,021,503	19,322,102

NET ASSETS AVAILABLE FOR BENEFITS--
End of period	$50,815,712	$40,275,823	$20,021,503

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES RETIREMENT
AND 401(k) PLAN
(PLAN #007 EIN: 42-0442319)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003, SIX-MONTH PERIOD ENDED DECEMBER 31, 2002,
AND YEAR ENDED JUNE 30, 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the “Company”) who have reached the age of 21 and have completed one year of service. Participation is voluntary. The plan administrator controls and manages the operation and administration of the Plan. Assets of the Plan are held by the Principal Life Insurance Company (the “Custodian”), except for the Flexsteel Industries, Inc. common stock fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the “Trustee”). A committee appointed by the Board of Directors of the Company administers the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Fiscal Year-End—Effective July 1, 2002, the Plan’s fiscal year-end was changed from June 30 to December 31.

Transfers—Effective July 1, 2002, the Plan combined with the Flexsteel Industries, Inc. Salaried Employees Retirement Plan (“Plan #006”). To reflect this combination, all of the net assets of Plan #006 as of July 1, 2002 have been recorded as a transfer of $21,699,452 to the Plan in the statement of changes in net assets available for benefits.

During the year ended December 31, 2003, the six-month period ended December 31, 2002, and the year ended June 30, 2002, the Plan received transfers from other company benefit plans totaling $210,477, $252,451, and zero, respectively, related to certain employee job classification changes.

Contributions and Vesting—The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel are subject to a 4% maximum; an amendment effective January 1, 2004 increased the sales personnel maximum to 6%) of their basic pretax pay contributed to the Plan. Employee contributions are by law subject to a maximum of $12,000 in calendar year 2003. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated among all participants based on the participants’ pay; such additional discretionary contributions vest over 7 years (20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years). Discretionary company contributions may be made in either cash or company stock, at the Company’s discretion. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. Forfeited balances of terminated participants may first be applied to pay expenses which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the Company’s contribution and allocations of plan earnings, and is charged with an allocation of plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Plan participants direct their contributions to any of the 18 investment accounts available:

1.	Flexsteel Industries, Inc. common stock, which consists of the Company’s common stock.

2.	Guaranteed Interest Account, which is an insurance company account that provides a guaranteed interest rate for a five-year period.

3.	Money Market Account, which is an investment account primarily invested in commercial paper with maturities of one year or less.

4.	Private Market Bond and Mortgage Account, which is an investment account that provides for competitive yield debt securities.

5.	Large Cap Stock Index Fund, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor’s 500 Stock Index.

6.	Large Company Growth Account, which primarily invests in larger companies that management believes have an above-average potential for growth of capital, earnings, and dividends.

7.	Mid Cap Stock Index Fund, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor’s 400 Mid Cap Stock Index.

8.	Small Company Blend Stock Fund, which invests in stocks of smaller seasoned companies.

9.	Large Company Blend Account, which consists of common stock and other equity securities, and also may include short-term money market instruments, cash, or cash equivalents.

10.	International Stock Account, which invests in stocks of companies in Western Europe and Asia.

11.	Stable Value Select Fund, which is an investment account that consists of assets whose principal value remains stable.

12.	Large Cap Value Account, which is an investment account that seeks long-term growth of capital.

13.	Lifetime Strategic Income Account, which is an investment account that seeks current income.

14.	Lifetime 2010, 2020, 2030, and 2050 Accounts, which are investment accounts that seek long-term growth of capital and current income.

15.	Vanguard Explorer Fund, which is a mutual fund that seeks to provide long-term capital appreciation.

Payment of Benefits—Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company’s assets to another entity. Otherwise, benefits will be distributed on the later of the date the participant attains age 65, the tenth anniversary of the participant’s entry date, or the date the participant ceases to be an employee. If a participant’s vested account balance has never exceeded $5,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $5,000, benefits are paid in an automatic form unless an optional form has been selected by the participant or their beneficiary:

Automatic Forms—The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death, or (2) a single-sum payment to the participant’s beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

Optional Forms—The optional forms of retirement benefits shall be: (1) straight life annuity, (2) single life annuities with certain periods of 5, 10, or 15 years, (3) single life annuity with installment refund, (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66-2/3%, or 100%, (5) fixed period annuities, (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70-1/2 (full flexibility option), or (7) single-sum payment.

The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments—The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition—Investments in common stock are recorded at market value based on market quotations. Other investments are stated at market value as determined by the Trustee and Custodian based on the market value of the funds and the participation in each fund, except for the investment contract. The investment contract is not fully benefit responsive and is stated at fair value as determined by the Custodian. Net realized and unrealized appreciation (depreciation) of investments represents the increase (decrease) in the market value of investments from the beginning of the period or from the date of purchase (if purchased during the year) to the end of the period, as well as the difference between the sales proceeds and the sum of the market values of the investments held at the beginning of the period and sold during the period and the cost of any investments purchased and sold during the period.

Expenses—Certain administrative expenses of the Plan, such as contract administration, record-keeping, and transaction fees, are paid by the Plan. Certain other administrative fees, such as audit fees of the Plan, are paid by the Company. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $30,570, $25,033, and $33,094 for the year ended December 31, 2003, six-month period ended December 31, 2002, and year ended June 30, 2002, respectively.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets were as follows:

	December 31, 2003	December 31, 2002

Flexsteel Industries, Inc. common stock*
(131,387 and 152,693 shares, respectively)	$2,956,208	$2,547,693
Principal Guaranteed Interest Account*	12,731,459	12,147,702
Principal Private Market Bond and Mortgage Account*	5,405,458	5,598,744
Principal Large Cap Stock Index Fund*	12,255,678	2,611,970
Principal Small Company Blend Stock Fund*	4,422,782	2,783,214
Principal International Stock Account*	2,551,881
Principal Large Company Blend Account*		7,072,082
Principal Money Market Account*		2,113,072

* Denotes party-in-interest

The net appreciation (depreciation) in the fair value of investments was as follows:

	Year Ended December 31, 2003	Six Months Ended December 31, 2002	Year Ended June 30, 2002

Flexsteel Industries, Inc. common stock	$833,166	$107,979	$559,971
Mutual funds	156,254	—	—
Common/collective trust funds	331	—	—
Other investments	6,216,796	(2,430,400)	(1,979,616)

	$7,206,547	$(2,322,421)	$(1,419,645)

4.	DEMUTUALIZATION

Principal Life Insurance Company, the Custodian, elected to demutualize and become a public company. As a result, the Plan received cash in the amount of $709,100 in December 2001. The cash received was allocated to each participant account based on their respective balance and their investment fund(s) election.

5.	RELATED-PARTY TRANSACTIONS

The Plan invests in Pooled Separate Accounts and the Guaranteed Interest Account that are managed by the Custodian. The Plan also invests in the Company’s common stock. These transactions qualify as exempt party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 27, 2002 that the Plan qualifies under the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is not subject to tax under current tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, as a result, no provision for income taxes is believed necessary.

*   *   *   *   *   *

SUPPLEMENTAL SCHEDULE

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN
(PLAN #007 EIN: 42-0442319)

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2003

Current Value

Flexsteel Industries, Inc. common stock(1)	$2,956,208
Vanguard Explorer Fund	1,968,158
Principal Life Insurance Company(2):
Guaranteed Interest Account	12,731,459
Stable Value Select Fund	1,976,072
Pooled Separate Accounts:
Money Market Account	728
Private Market Bond and Mortgage Account	5,405,458
Large Cap Stock Index Fund	12,255,678
Large Company Growth Account	2,096,690
Large Company Blend Account	25,386
Mid Cap Stock Index Fund	1,804,990
Small Company Blend Stock Fund	4,422,782
Large Cap Value Account	801,474
International Stock Account	2,551,881
Lifetime Strategic Income Account	128,464
Lifetime 2010 Account	1,130,974
Lifetime 2020 Account	259,796
Lifetime 2030 Account	73,356
Lifetime 2050 Account	4,652

$50,594,206

(1)	Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2)	Principal Life Insurance Company, the Custodian, is known to be a party-in-interest.